

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2024

Roy Kuan
Chief Executive Officer
Generation Asia I Acquisition Limited
Boundary Hall, Cricket Square
Grand Cayman, KY1-1102
Cayman Islands

> **Re: Generation Asia I Acquisition Limited**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 14, 2024**
> **File No. 001-41239**

Dear Roy Kuan:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Elena Nrtina